                                                Filed Pursuant To Rule 424(b)(3)
                                                      Registration No. 333-76663
                                   PROSPECTUS

                              Potlatch Corporation

                               Exchange Offer for
                  $100,000,000 6.25% Notes due March 15, 2002

                               ----------------

                          Terms of the Exchange Offer

  . Potlatch is offering to exchange $100,000,000 total principal amount of its 6.25% Notes due March 15, 2002, which have been registered under the Securities Act, for $100,000,000 total principal amount of its 6.25% Notes due March 15, 2002.

  . The exchange offer expires at 5:00 p.m., New York City time, on June 4, 1999, unless extended.

  . All original notes that are validly tendered and not validly withdrawn will be exchanged.

  . Tenders of original notes may be withdrawn at any time prior to the expiration of the exchange offer.

  . The exchange offer is not subject to any condition, other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission and that no governmental authority has suspended or threatened to suspend the registration of the exchange offer.

  .  Potlatch will not receive any proceeds from the exchange offer.

  . The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

  . The terms of the exchange notes and the original notes are substantially identical, except for certain transfer restrictions and registration rights relating to the original notes.

  . There is no existing market for the exchange notes and Potlatch does not intend to apply for their listing on any securities exchange.

                               ----------------

  These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.



                 The date of this prospectus is April 30, 1999.

  Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Potlatch has agreed that, starting on the Expiration Date (as defined below) and ending on the close of business on the 180th day following the Expiration Date, it will make this prospectus available to broker-dealers for use in connection with any such resale. See "Plan of Distribution."

  You should rely on the information contained, or incorporated by reference, in this prospectus. Potlatch has not authorized anyone to provide you with different information. Potlatch is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

  In this prospectus, "Potlatch," "we," "us," and "our" refer to Potlatch Corporation.

                               TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS.............................   3

THE COMPANY.................................................................   3

RECENT DEVELOPMENTS.........................................................   4

EXCHANGE OFFER..............................................................   5

USE OF PROCEEDS.............................................................  12

SELECTED HISTORICAL FINANCIAL INFORMATION...................................  13

RATIO OF EARNINGS TO FIXED CHARGES..........................................  14

DESCRIPTION OF THE EXCHANGE NOTES...........................................  14

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES..............................  23

PLAN OF DISTRIBUTION........................................................  25

WHERE YOU CAN FIND MORE INFORMATION.........................................  26

INCORPORATION OF DOCUMENTS BY REFERENCE.....................................  26

LEGAL MATTERS...............................................................  27

EXPERTS.....................................................................  27

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions, and the assumptions underlying or relating to any of these statements. These statements may be identified by the use of words such as "expects," "anticipates," "intends," and "plans" and similar expressions. Potlatch's actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. Potlatch's actual results of operations could differ materially from those expressed or implied by forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in the United States and international economies; changes in worldwide demand for Potlatch's products; changes in worldwide production and production capacity in the forest products industry; competitive pricing pressures for Potlatch's products; unanticipated manufacturing disruptions; the impact of Year 2000 issues; and changes in raw material, energy and other costs.

                                  THE COMPANY

  Potlatch is an integrated forest products company with substantial timber resources. It is engaged principally in the growing and harvesting of timber and the manufacture and sale of wood products, printing papers and pulp and paper products. Its timberlands and all of its manufacturing facilities are located within the continental United States.

  Fiber Resources. The principal source of raw material used in Potlatch's operations is wood fiber obtained from its own timberlands and purchased on the open market. Potlatch owns in fee approximately 1.5 million acres of timberland: 500,000 acres in Arkansas, 671,000 acres in Idaho and 339,000 acres in Minnesota. Potlatch also owns and is developing 22,000 acres in Oregon as a hybrid poplar plantation. Potlatch's fee lands provided approximately 69 percent of its sawlogs and plywood logs in 1998 and an average of 69 percent over the past five years. Additional logs are obtained primarily from private landowners and from federal, state and local governments.

  Wood Products. Potlatch manufactures and markets oriented strand board, plywood, particleboard and lumber. These products are sold through Potlatch's sales offices primarily to wholesalers for nationwide distribution. To produce these solid wood products, Potlatch owns and operates several manufacturing facilities in Arkansas, Idaho and Minnesota.

  Printing Papers. Potlatch produces coated printing papers at two facilities in Minnesota. Pulp for these paper mills is supplied primarily by Potlatch's bleached kraft pulp mill in Minnesota and secondarily by purchases of market pulp, including recycled pulp. Coated printing papers are used primarily for annual reports, showroom catalogs, art reproductions and high-quality advertising. Coated printing papers are sold principally to paper merchants for distribution.

  Pulp and Paper. Potlatch produces and markets bleached kraft pulp and paperboard and tissue products. Potlatch is a major producer of bleached kraft paperboard in the United States. Bleached kraft paperboard manufactured by Potlatch is used primarily for the packaging of milk and other foods, pharmaceuticals, toiletries, and other consumable goods as well as paper cups and paper plates. Potlatch is a leading North American producer of private label household tissue products. Household tissue products (facial and bathroom tissues, towels and napkins) are packaged to order for grocery and drugstore chains and cooperative buying organizations. These products are sold to consumers under customer brand names and compete with nationally advertised and other private label brands. Potlatch does not consider itself among the larger national manufacturers of market pulp or of any of its other paper products.

  The following is a tabulation of selected business segment information for each of the past three years:

                                               Year Ended December 31,
                                           ----------------------------------
                                              1996        1997        1998
                                           ----------  ----------  ----------
                                                (Dollars in thousands)
Segment Sales:
 Wood products:
   Oriented strand board.................. $  150,545  $  106,807  $  171,464
   Lumber.................................    201,022     247,232     225,668
   Plywood................................     57,468      64,511      54,561
   Particleboard..........................     12,087      12,875      14,494
   Logs, chips, etc.......................    111,118     119,435     124,536
                                           ----------  ----------  ----------
                                              532,240     550,860     590,723
                                           ----------  ----------  ----------
 Printing papers..........................    441,037     429,217     406,277
                                           ----------  ----------  ----------
 Pulp and paper:
   Pulp...................................     12,346      11,183      12,467
   Paperboard.............................    404,136     420,054     390,708
   Tissue.................................    222,169     218,310     235,799
                                           ----------  ----------  ----------
                                              638,651     649,547     638,974
                                           ----------  ----------  ----------
                                            1,611,928   1,629,624   1,635,974
Elimination of intersegment sales.........    (57,479)    (60,754)    (70,096)
                                           ----------  ----------  ----------
Total consolidated net sales.............. $1,554,449  $1,568,870  $1,565,878
                                           ==========  ==========  ==========
Operating Income:
   Wood products.......................... $   68,056  $   47,674  $   73,811
   Printing papers........................     48,570      33,358      14,204
   Pulp and paper.........................     40,867      51,043      53,394
                                           ----------  ----------  ----------
                                              157,493     132,075     141,409

Corporate Items:
   Administration expense.................    (30,752)    (31,385)    (37,247)
   Interest expense.......................    (43,869)    (46,124)    (49,744)
   Other, net.............................      3,454          69       3,757
                                           ----------  ----------  ----------
Consolidated earnings before taxes on
 income................................... $   86,326  $   54,635  $   58,175
                                           ==========  ==========  ==========

  Potlatch was incorporated under the laws of Maine in 1903 and was reorganized in 1955 as a Delaware corporation. Potlatch's principal executive offices are located at 601 West Riverside Avenue, Suite 1100, Spokane, Washington 99201, and its telephone number is (509) 835-1500.

                              RECENT DEVELOPMENTS

  In February 1998, Potlatch entered into an agreement with Anderson-Tully Company under which Potlatch was to contribute all of its approximately 500,000 acres of primarily softwood timberland in Arkansas to a newly formed real estate investment trust ("REIT") and the REIT was to acquire Anderson-Tully Company using the proceeds of a planned initial public offering. These transactions were not completed due to poor capital market conditions for the proposed offering. On March 31, 1999, Potlatch and Anderson-Tully Company announced the mutual termination of their February 1998 agreement.

  On April 2, 1999, the Idaho Supreme Court vacated the $95 million judgment awarded to Potlatch in 1997 in its lawsuit against Beloit Corporation for damages resulting from defects associated with a pulp washer system that was installed in Potlatch's Lewiston, Idaho, pulp mill. The case was remanded to the District Court of the State of Idaho, Nez Perce County, for a new trial. No trial date has been set. In its ruling, the Idaho Supreme Court did not decide the merits of Potlatch's case. Potlatch intends to continue to pursue its claims against Beloit Corporation.

                                EXCHANGE OFFER

Purpose of the Exchange Offer

  Potlatch sold $100,000,000 aggregate principal amount of its 6.25% Notes due March 15, 2002 in a private placement on March 15, 1999. In connection with the sale, Potlatch entered into a registration rights agreement on March 15, 1999 with Salomon Smith Barney Inc., the initial purchaser of these notes, for the benefit of the holders from time to time (including the initial purchaser) of the original 6.25% Notes due March 15, 2002 (the "Original Notes"). In the registration rights agreement, Potlatch agreed, for the benefit of the holders of the Original Notes, to file with the SEC a registration statement with respect to an issue of notes identical in all material respects to the Original Notes (the "Exchange Notes") and to use its reasonable efforts to cause that registration statement to be declared effective under the Securities Act within 180 calendar days after March 15, 1999. Potlatch has filed the registration statement of which this prospectus is a part for the purpose of fulfilling its obligations under its registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

  Promptly after the registration statement of which this prospectus is a part is declared effective, Potlatch is offering to holders of Original Notes the opportunity to exchange all their Original Notes for Exchange Notes. Potlatch will keep the exchange offer open for at least 30 calendar days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the Original Notes. For any Original Notes validly tendered to Potlatch pursuant to the exchange offer, the holder of such Original Notes will receive Exchange Notes which have a principal amount, interest rate, maturity date and other terms substantially identical to the principal amount, interest rate, maturity date and other terms of the tendered Original Notes.

  Each holder of the Original Notes (other than each holder specified in the registration rights agreement) who wishes to exchange Original Notes for Exchange Notes in the exchange offer will be required to represent that (1) it is not an affiliate of Potlatch within the meaning of the Securities Act, (2) the Exchange Notes to be received by it were acquired in the ordinary course of its business and (3) at the time of the exchange offer, it has not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes within the meaning of the Securities Act. In addition, in connection with any resales of Exchange Notes, any broker who acquired the Original Notes for its own account as a result of market-making or other trading activities (a "Participating Broker-Dealer") must deliver a prospectus meeting the requirements of the Securities Act. Potlatch believes, based on positions taken by the SEC's staff in interpretive letters to third parties, that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of unsold allotments from the original sale of the Original Notes) with this prospectus. Under the registration rights agreement, Potlatch is required to allow Participating Broker-Dealers to use this prospectus in connection with the resale of the Exchange Notes for a period of 180 days starting on the Expiration Date and ending on the close of business 180 days after the Expiration Date.

  If, (1) because of any applicable change in law or in currently prevailing interpretations of the staff of the SEC, Potlatch is not permitted to effect the exchange offer, (2) the exchange offer is not consummated within 225 days of March 15, 1999, or (3) in the case of any holder that participates in the exchange offer, such holder does not receive Exchange Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of Potlatch within the meaning of the Securities Act or as a broker-dealer), then in each case, Potlatch will promptly notify the holders in writing and at Potlatch's sole expense:

  . as promptly as practicable, file a shelf registration statement covering resales of the applicable Original Notes (the "Shelf Registration Statement");

  . use its reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act; and

  . use its reasonable efforts to keep effective the Shelf Registration Statement until the earlier of two years (or, if Rule 144(k) is amended to provide a shorter restrictive period, such shorter period) after March 15, 1999 or such time as all of the Original Notes have been sold thereunder.

  Potlatch will, in the event that a Shelf Registration Statement is filed, provide to each applicable holder copies of the prospectus that is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Original Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Original Notes. A holder that sells Original Notes pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations). If Potlatch fails to comply with certain provisions of the registration rights agreement, in each case as described below, then liquidated damages shall become payable in respect of the Original Notes.

Terms of the Exchange Offer

  Potlatch is offering to exchange up to $100,000,000 total principal amount of Original Notes for a like total principal amount of Exchange Notes. The Original Notes must be tendered properly and not withdrawn on or before the Expiration Date, which is 5:00 p.m. New York City time on June 4, 1999, unless Potlatch extends the exchange offer. In exchange for Original Notes properly tendered and accepted, Potlatch will issue a like total principal amount of up to $100,000,000 in Exchange Notes.

  The exchange offer is not conditioned upon holders tendering a minimum principal amount of Original Notes. As of the date of this prospectus, $100,000,000 aggregate principal amount of Original Notes is outstanding.

  Holders of the Original Notes do not have any appraisal or dissenters' rights in the exchange offer. If holders do not tender Original Notes or tender Original Notes that Potlatch does not accept, their Original Notes will remain outstanding. Any Original Notes will be entitled to the benefits of the Indenture, but will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

  After the Expiration Date, Potlatch will return to the holder any tendered Original Notes that Potlatch did not accept for exchange due to, among other things, an invalid tender.

  Holders exchanging Original Notes will not have to pay brokerage commissions or fees or transfer taxes if they follow the instructions in the letter of transmittal, which describes the procedure for submitting Original Notes pursuant to the exchange offer (the "Letter of Transmittal"). Potlatch will pay its own expenses incurred in connection with the performance of its obligations, other than certain taxes described below, in the exchange offer. See "--Fees and Expenses" for further information regarding fees and expenses.

  Neither Potlatch nor Potlatch's board of directors recommends that you tender or not tender Original Notes in the exchange offer. In addition, Potlatch has not authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if so, the aggregate amount of Original Notes to tender.

  Potlatch has the right, in accordance with applicable law, at any time:

  .  to delay the acceptance of the Original Notes;

  . to terminate the exchange offer if Potlatch determines that any of the conditions to the exchange offer have not occurred or have not been satisfied;

  . to extend the Expiration Date of the exchange offer and keep all Original Notes tendered other than those Original Notes properly withdrawn; and

  .  to waive any condition or amend the terms of the exchange offer.

  If Potlatch materially changes the exchange offer, or if Potlatch waives a material condition of the exchange offer, Potlatch will promptly distribute a prospectus supplement to the holders of the Original Notes disclosing the change or waiver. Potlatch also will extend the exchange offer as required by Rule 14e-1 under the Securities Exchange Act of 1934, as amended.

  If Potlatch exercises any of the rights listed above, it will promptly give oral or written notice of the action to U.S. Bank Trust National Association (the "Exchange Agent") and will issue a release to an appropriate news agency. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Acceptance for Exchange and Issuance of Exchange Notes

  Potlatch will issue Exchange Notes to the Exchange Agent for Original Notes tendered and accepted and not withdrawn promptly after the Expiration Date. The Exchange Agent might not deliver the Exchange Notes to all tendering holders at the same time. The timing of delivery depends upon when the Exchange Agent receives and processes the required documents.

  Potlatch will be deemed to have exchanged Original Notes validly tendered and not withdrawn when Potlatch gives oral or written notice to the Exchange Agent of their acceptance. The Exchange Agent is an agent for Potlatch for receiving tenders of Original Notes, Letters of Transmittal and related documents. The Exchange Agent is also an agent for tendering holders for receiving Original Notes, Letters of Transmittal and related documents and transmitting Exchange Notes to validly tendering holders. If, for any reason, Potlatch (1) delays the acceptance or exchange of any Original Notes, (2) extends the exchange offer, or (3) is unable to accept or exchange Original Notes, then the Exchange Agent may, on behalf of Potlatch and subject to Rule 14e-1(c) under the Exchange Act, retain tendered notes. Original Notes retained by the Exchange Agent may not be withdrawn, except according to the withdrawal procedures outlined in the section entitled "--Withdrawal Rights" below.

  In tendering Original Notes, you must represent and warrant in the Letter of Transmittal or in an Agent's Message (described below) that (1) you have full power and authority to tender, exchange, sell, assign and transfer Original Notes, (2) Potlatch will acquire good, marketable and unencumbered title to the tendered Original Notes, free and clear of all liens, restrictions, charges and other encumbrances, and (3) the Original Notes tendered for exchange are not subject to any adverse claims or proxies. You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by Potlatch or the Exchange Agent to complete the exchange, sale, assignment, and transfer of the Original Notes and that you will comply with your obligations under the registration rights agreement.

Procedures for Tendering Original Notes

 Valid Tender

  You may tender your Original Notes by book-entry transfer or, if you hold certificated securities, by other means, as described below. For book-entry transfer, you must deliver to the Exchange Agent either (1) a completed and signed Letter of Transmittal, or (2) an Agent's Message. An "Agent's Message" means a message, transmitted by The Depository Trust Company, New York, New York ("DTC"), to and received by the Exchange Agent and forming a part of a book-entry confirmation (a confirmation of a book-entry transfer of Original Notes into the Exchange Agent's account at DTC), which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that it has received and agrees to be bound by the Letter of Transmittal and that Potlatch may enforce the Letter of Transmittal against the tendering participant. You must deliver your Letter of Transmittal or the Agent's Message by mail, facsimile, hand delivery or overnight carrier to the Exchange Agent on or before the Expiration Date. In addition, to complete a book-entry transfer, you must also either (1) have DTC transfer the Original Notes into the Exchange Agent's account at DTC using the automated tender offer program procedures for transfer, and obtain a confirmation of such a transfer, or (2) follow the guaranteed delivery procedures described below under "--Guaranteed Delivery Procedures."

  If you tender less than all of your Original Notes, you should fill in the principal amount of notes tendered in the appropriate box on the Letter of Transmittal. If you do not indicate the amount tendered in the appropriate box, Potlatch will assume you are tendering all Original Notes that you hold.

  For tendering your Original Notes other than by book-entry transfer, you must deliver a completed and signed Letter of Transmittal to the Exchange Agent. Again, you must deliver the Letter of Transmittal by mail, facsimile, hand delivery or overnight carrier to the Exchange Agent on or before the Expiration Date. In addition, to complete a valid tender you must either (1) deliver your Original Notes to the Exchange Agent on or before the Expiration Date, or (2) follow the guaranteed delivery procedures set forth below under "--Guaranteed Delivery Procedures."

  Delivery of required documents by whatever method you choose is at your sole risk. Delivery is complete when the Exchange Agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the Exchange Agent. If delivery is by mail, then registered mail, return receipt requested, properly insured, or an overnight delivery service is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

 Signature Guarantees

  You do not need to endorse certificates for the Original Notes or provide signature guarantees on the Letter of Transmittal, unless (1) someone other than the registered holder tenders the certificate or (2) you complete the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the Letter of Transmittal. In the case of (1) or (2) above, you must sign your Original Notes or provide a properly executed bond power, with the signature on the bond power and on the Letter of Transmittal guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution." Eligible guarantor institutions include:

  .  a bank;

  . a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

  .  a credit union;

  . a national securities exchange, registered securities association or clearing agency; or

  . a savings association that is a participant in a securities transfer association.

 Guaranteed Delivery Procedures

  If you want to tender your Original Notes in the exchange offer and (1) the certificates for the Original Notes are not immediately available or all required documents are unlikely to reach the Exchange Agent on or before the Expiration Date, or (2) a book-entry transfer cannot be completed in time, you may tender your Original Notes if you comply with the following guaranteed delivery procedures:

  .  the tender is made by or through an eligible guarantor institution;

  . you deliver a properly completed and signed Notice of Guaranteed Delivery in the form provided with the Letter of Transmittal to the Exchange Agent on or before the Expiration Date; and

  . you deliver the certificates or a confirmation of book-entry transfer and a properly completed and signed Letter of Transmittal to the Exchange Agent within three New York Stock Exchange trading days after you execute the Notice of Guaranteed Delivery.

  You may deliver the Notice of Guaranteed Delivery by hand, facsimile or mail to the Exchange Agent, and you must include a guarantee by an eligible guarantor institution in the form described in the notice.

  Potlatch's acceptance of properly tendered Original Notes is a binding agreement between the tendering holder and Potlatch upon the terms and subject to the conditions of the exchange offer.

 Determination of Validity

  Potlatch will resolve all questions regarding the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Original Notes. Potlatch's resolution of these questions as well as Potlatch's interpretation of the terms and conditions of the exchange offer (including the Letter of Transmittal) is final and binding on all parties. A tender of Original Notes is invalid until all irregularities have been cured or waived. Neither Potlatch, any affiliates or assigns of Potlatch, the Exchange Agent nor any other person is under any obligation to give notice of any irregularities in tenders nor will they be liable for failing to give any such notice. Potlatch reserves the absolute right, in its sole and absolute discretion, to reject any tenders determined to be in improper form or unlawful. Potlatch also reserves the absolute right to waive any of the conditions of the exchange offer or any condition or irregularity in the tender of Original Notes by any holder. Potlatch need not waive similar conditions or irregularities in the case of other holders.

  If any Letter of Transmittal, endorsement, bond power, power of attorney, or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate that capacity when signing. In addition, unless waived by Potlatch, the person must submit proper evidence satisfactory to Potlatch, in its sole discretion, of his or her authority to so act.

  A beneficial owner of an Original Note that is held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian should contact that entity promptly if the holder wants to participate in the exchange offer.

Resales of Exchange Notes

  Potlatch is exchanging the Original Notes for Exchange Notes based upon the position of the staff of the SEC set forth in interpretive letters to third parties in other similar transactions. Potlatch will not seek its own interpretive letter. As a result, Potlatch cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties. Based on the staff's letters to other parties, Potlatch believes that holders of Exchange Notes, other than broker-dealers, can offer the Exchange Notes for resale, resell and otherwise transfer the Exchange Notes without delivering a prospectus to prospective purchasers, other than as described below.

  Any holder of Original Notes who is an "affiliate" of Potlatch within the meaning of the Securities Act or who intends to distribute Exchange Notes, or any broker-dealer who purchased Original Notes from Potlatch to resell pursuant to Rule 144A or any other available exemption under the Securities Act:

  . cannot rely on the staff's interpretations in the above-mentioned interpretive letters;

  .  cannot tender Original Notes in the exchange offer; and

  . must comply with the registration and prospectus delivery requirements of the Securities Act to transfer the Original Notes, unless the sale is exempt.

  Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

  If you want to exchange your Original Notes, you will be required to affirm that:

  . you are not an "affiliate" of Potlatch within the meaning of the Securities Act;

  . you are acquiring the Exchange Notes in the ordinary course of your business;

  . you have no arrangement or understanding with any person to participate in a distribution of the Exchange Notes within the meaning of the Securities Act; and

  . you are not and have not engaged in, and do not intend to engage in, a distribution of the Exchange Notes within the meaning of the Securities Act.

  In addition, Potlatch may require you to provide information regarding the number of "beneficial owners" (within the meaning of Rule 13d-3 under the Exchange Act) of the Original Notes.

  Each broker-dealer that receives Exchange Notes for its own account must acknowledge that it acquired the Original Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes. By making this acknowledgment and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" under the Securities Act. Based on the position taken by the SEC's staff in certain interpretive letters to third parties, Potlatch believes that broker-dealers who acquired Original Notes for their own accounts as a result of market-making activities or other trading activities may fulfill their prospectus delivery requirements with respect to the Exchange Notes with a prospectus meeting the requirements of the Securities Act. Accordingly, Potlatch believes that a broker-dealer may use this prospectus to satisfy such requirements. Potlatch has agreed that, starting on the Expiration Date and ending on the close of business on the 180th day following the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution" for further information. A broker-dealer intending to use this prospectus in the resale of Exchange Notes must notify Potlatch, on or prior to the Expiration Date, that it is a Participating Broker-Dealer (as defined above under the heading "Exchange Offer--Purpose of the Exchange Offer"). This notice may be given in the Letter of Transmittal or may be delivered to the Exchange Agent. Any Participating Broker-Dealer who is an "affiliate" of Potlatch within the meaning of the Securities Act may not rely on the staff's interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act when reselling Exchange Notes.

  Potlatch agrees to advise you of:

  . any SEC request for amendments or supplements to the registration statement or this prospectus or for additional information;

  . the SEC's issuance of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose; and

  . Potlatch's receipt of any notification with respect to the suspension of the qualification of the Exchange Notes in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

Upon the occurrence of any of these events, Potlatch agrees to notify you, if applicable, to suspend use of this prospectus and Potlatch will prepare, using its reasonable efforts to do so as soon as possible, a post-effective amendment to the registration statement or an amendment or supplement to this prospectus or file any other required document so that, as subsequently delivered to purchasers of the Exchange Notes, this prospectus will not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements in this prospectus, in the light of the circumstances under which they were made, not misleading. You agree that you shall suspend use of this prospectus until Potlatch has amended or supplemented the prospectus so that it does not contain any such untrue statement or omission.

Withdrawal Rights

  You can withdraw tenders of Original Notes at any time on or before the Expiration Date.

  For a withdrawal to be effective, you must deliver a written or facsimile transmission of a notice of withdrawal to the Exchange Agent on or before the Expiration Date. The notice of withdrawal must specify the name of the person tendering the Original Notes to be withdrawn, the total principal amount of Original Notes withdrawn, and the name of the registered holder of the Original Notes if different from the person tendering the Original Notes. If you delivered Original Notes to the Exchange Agent, you must submit the serial numbers of the Original Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, except in the case of Original Notes tendered for the account of an eligible guarantor institution. If you tendered Original Notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Original Notes and you must deliver the notice of withdrawal to the Exchange Agent by written, telegraphic, telex or facsimile transmission. You may not rescind withdrawals of your tender of notes. Original Notes properly withdrawn may again be tendered at any time on or before the Expiration Date.

  Potlatch will determine all questions regarding the validity, form and eligibility of withdrawal notices. Potlatch's determination will be final and binding on all parties. Neither Potlatch, any affiliate or assign of Potlatch, the Exchange Agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will they be liable for failing to give any such notice. Withdrawn Original Notes will be returned to the holder after withdrawal.

Interest on Exchange Notes

  The Exchange Notes will bear interest at a rate of 6.25% per annum from March 15, 1999, payable semi-annually, on March 15 and September 15 of each year, commencing September 15, 1999, to the person in whose names the Exchange Notes are registered at the close of business on March 1 and September 1, as the case may be, next preceding such interest payment date. Holders of Exchange Notes will receive interest on September 15, 1999 from the date of initial issuance of the Exchange Notes, plus an amount equal to the accrued, but unpaid, interest on the Original Notes. Interest on the Original Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

Conditions to the Exchange Offer

  If Potlatch reasonably believes that:

  . the staff of the SEC no longer allows the Exchange Notes to be offered for resale, resold and otherwise transferred by certain holders without compliance with the registration and prospectus delivery provisions of the Securities Act; or

  . a governmental body passes any law, statute, rule or regulation which, in Potlatch's opinion, prohibits or prevents the exchange offer; or

  . the SEC or any state securities authority issues a stop order suspending the effectiveness of the registration statement or initiates or threatens to initiate a proceeding to suspend the effectiveness of the registration statement; or

  . Potlatch is unable to obtain any governmental approval that Potlatch believes is necessary to complete the exchange offer;

then Potlatch may (1) terminate the exchange offer, whether or not any Original Notes have been accepted for exchange, (2) waive any condition to the exchange offer or (3) amend the terms of the exchange offer in any respect. Potlatch's failure at any time to exercise any of the foregoing rights will not waive such rights, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. Notwithstanding the foregoing, Potlatch does not intend to terminate the exchange offer if none of the foregoing conditions has occurred.

Exchange Agent

  Potlatch appointed U.S. Bank Trust National Association as Exchange Agent for the exchange offer. Holders should direct questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery to the Exchange Agent addressed as follows:

          By Registered or Certified Mail, Hand or Overnight Delivery:

                      U.S. Bank Trust National Association
                             180 East Fifth Street
                                4th Floor Window
                            St. Paul, MN 55101-9549
                         Attention: Specialized Finance

                             Confirm by Telephone:

                                 1-800-934-6802

                            Facsimile Transmissions:

                                 (651) 244-0711

Fees and Expenses

  Potlatch will pay the Exchange Agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. Potlatch may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses in forwarding copies of this prospectus and related documents to holders of Original Notes, and in handling or forwarding tenders for exchange.

  Potlatch will pay the transfer taxes for the exchange of the Original Notes in the exchange offer. If, however, Exchange Notes are delivered to or issued in the name of a person other than the registered holder, or if a transfer tax is imposed for any reason other than for the exchange of Original Notes in the exchange offer, then the tendering holder will pay the transfer taxes. If a tendering holder does not submit satisfactory evidence of payment of taxes or exemption from taxes with the Letter of Transmittal, the taxes will be billed directly to the tendering holder.

  Potlatch will not make any payment to brokers, dealers or other persons soliciting acceptances in the exchange offer.

Accounting Treatment

  Potlatch will record the Exchange Notes at the same carrying value as the Original Notes, as reflected in its accounting records on the date of exchange. Accordingly, Potlatch will not recognize any gain or loss for accounting purposes. Potlatch intends to amortize the expenses of the exchange offer and issuance of the Original Notes over the term of the Exchange Notes.

                                USE OF PROCEEDS

  Potlatch will not receive any proceeds from the exchange offer. In consideration for issuing the Exchange Notes, Potlatch will receive Original Notes of like principal amount, the terms of which are identical in all material respects to the Exchange Notes. The Original Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the Exchange Notes will not result in any increase in Potlatch's indebtedness. Potlatch has agreed to pay its own expenses incurred in connection with the performance of its obligations with respect to the exchange offer. No underwriter is being used in connection with the exchange offer.

  The net proceeds to Potlatch from the sale of the Original Notes after deducting expenses were approximately $99,275,000. Potlatch used the net proceeds to repay an equivalent amount of its commercial paper, classified as long-term debt, which had interest rates ranging from 5.03% to 5.12%.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

  The following selected historical financial information for each of the five years ended December 31 set forth below has been derived from the consolidated financial statements of Potlatch audited by KPMG Peat Marwick LLP, independent certified public accountants. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Potlatch's consolidated financial statements and related notes incorporated by reference in this prospectus.

                                         Year Ended December 31,
                          ----------------------------------------------------------
                             1994        1995        1996        1997        1998
                          ----------  ----------  ----------  ----------  ----------
                                          (Dollars in thousands)
Income Statement Data
Net sales...............  $1,471,258  $1,605,206  $1,554,449  $1,568,870  $1,565,878
                          ----------  ----------  ----------  ----------  ----------
Costs and expenses:
Depreciation,
 amortization and cost
 of fee timber
 harvested..............     138,251     137,031     141,521     149,785     150,278
Materials, labor and
 other operating
 expenses...............   1,121,491   1,158,002   1,186,127   1,219,665   1,195,449
Selling, general and
 administrative
 expenses...............      82,799      90,569     104,114     106,450     120,944
                          ----------  ----------  ----------  ----------  ----------
                           1,342,541   1,385,602   1,431,762   1,475,900   1,466,671
                          ----------  ----------  ----------  ----------  ----------
Earnings from
 operations.............     128,717     219,604     122,687      92,970      99,207
Interest expense, net of
 capitalized interest...     (51,137)    (47,976)    (43,869)    (46,124)    (49,744)
Other income (expense),
 net....................      (1,619)       (689)      7,508       7,789       8,712
                          ----------  ----------  ----------  ----------  ----------
Earnings before taxes on
 income and
 extraordinary item.....      75,961     170,939      86,326      54,635      58,175
Provisions for taxes on
 income.................      26,966      62,393      24,792      18,576      20,943
                          ----------  ----------  ----------  ----------  ----------
Net earnings before
 extraordinary item.....      48,995     108,546      61,534      36,059      37,232
Extraordinary item--loss
 from early
 extinguishment of debt,
 net of tax.............          --          --      (3,445)         --          --
                          ----------  ----------  ----------  ----------  ----------
Net earnings............  $   48,995  $  108,546  $   58,089  $   36,059  $   37,232
                          ==========  ==========  ==========  ==========  ==========

Balance Sheet Data
Working capital.........  $  142,728  $  128,066  $  117,966  $  106,221  $   97,556
Total assets............   2,081,229   2,265,311   2,265,679   2,365,136   2,377,306
Long-term debt
 (noncurrent portion)...     633,473     616,132     672,048     722,080     712,113
Stockholders' equity....     901,619     943,904     954,195     951,592     930,906

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following information is qualified in its entirety by and should be read in conjunction with the consolidated financial statements and other information incorporated by reference in this prospectus. See "Incorporation of Documents by Reference."

                                                        Year Ended December 31,
                                                        ------------------------
                                                        1994 1995 1996 1997 1998
                                                        ---- ---- ---- ---- ----
Ratio of earnings to fixed charges(1).................. 2.3x 4.0x 2.3x 1.9x 1.9x

--------
(1) For the purpose of computing this ratio, earnings represent earnings before taxes on income and fixed charges, excluding capitalized interest. Fixed charges represent interest expense, including capitalized interest, one-third of total rental expense, and amortization of discount and loan expense related to long-term debt.

                       DESCRIPTION OF THE EXCHANGE NOTES

  The Original Notes were, and the Exchange Notes will be, issued under an Indenture dated as of March 15, 1999 between Potlatch and U.S. Bank Trust National Association, as trustee (the "Trustee"). A copy of the Indenture will be made available upon request. The following summaries of certain provisions of the Original Notes and the Exchange Notes (together, the "Notes") and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the Indenture's definitions of certain terms. Whenever particular provisions or defined terms in the Indenture are referred to, those provisions or defined terms are incorporated by reference. Section references used in this prospectus are references to the Indenture. Capitalized terms not otherwise defined in this prospectus shall have the meanings given to them in the Indenture.

General

  The Exchange Notes offered hereby will mature on March 15, 2002. The Exchange Notes will bear interest at the rate of 6.25% per annum from March 15, 1999, payable semiannually on March 15 and September 15 of each year (each, an "Interest Payment Date"), commencing September 15, 1999, to the persons in whose names the Exchange Notes are registered at the close of business on the March 1 and September 1, as the case may be, next preceding such Interest Payment Date. The Exchange Notes will not be redeemable prior to maturity and are not entitled to any sinking fund. The Exchange Notes will be nonconvertible, unsecured obligations of Potlatch limited to $100,000,000 aggregate principal amount and will rank on parity with all other unsecured and unsubordinated indebtedness of Potlatch. The Exchange Notes will be issued in minimum denominations of $100,000 and integral multiples of $1,000 in excess of $100,000. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

  No service charge will be made for any registration of transfer of the Exchange Notes, but Potlatch may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  The provisions of the Indenture and the Exchange Notes would not necessarily afford protection to owners of the Exchange Notes in the event of a highly leveraged transaction involving Potlatch. The Indenture does not limit the amount of additional unsecured indebtedness that Potlatch or any of its Subsidiaries may incur.

Global Securities

  The Exchange Notes will be issued in fully registered form without coupons. The Exchange Notes will initially be issued in global form, and definitive certificated notes will not be issued except in the limited circumstances described below.

  The Exchange Notes will be evidenced by one or more global certificates (the "Global Securities"), which will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co. ("Cede"), as DTC's nominee.

  Persons holding interests in the Global Securities may hold their interests directly through DTC, or indirectly through organizations that are participants in DTC ("Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

  Persons who are not Participants may beneficially own interests in a Global Security held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, and have indirect access to the DTC system ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of any Global Security, Cede for all purposes will be considered the sole holder of such Global Security. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holder thereof.

  Neither Potlatch nor the Trustee (nor any registrar or paying agent) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised Potlatch that it will take any action permitted to be taken by a holder of Exchange Notes only at the direction of one or more Participants whose accounts are credited with DTC interests in a Global Security.

  DTC has advised Potlatch as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among Participants in deposited securities through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. The rules applicable to DTC and its Participants are on file with the SEC.

  Purchases of Exchange Notes under the DTC system must be made by or through Participants, which will receive a credit for the Exchange Notes on DTC's records. The ownership interest of each actual purchaser of Exchange Notes (a "Beneficial Owner") is in turn to be recorded on the Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Exchange Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Exchange Notes, except in the event that use of the book-entry system for the Exchange Notes is discontinued.

  The deposit of Exchange Notes with DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Exchange Notes; DTC's records reflect only the identity of the Participants to whose accounts such Exchange Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Security.

  Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

  Principal and interest payments on the Exchange Notes will be made to DTC by wire transfer of immediately available funds. DTC's practice is to credit Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, or Potlatch, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Potlatch, disbursement of such payments to Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Participants and Indirect Participants. Neither Potlatch nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Except as described below, a Global Security representing the Exchange Notes will be exchangeable for definitive Exchange Notes in registered form, of like tenor and of an equal aggregate principal amount, only if (1) DTC notifies Potlatch that it is unwilling or unable to continue as depositary for such permanent Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, and Potlatch has not appointed a successor depositary within 90 days, (2) Potlatch in its sole discretion determines that such Global Security shall be exchangeable for definitive Notes in registered form or (3) any event shall have happened and be continuing which, after notice or lapse of time, or both, would become an Event of Default with respect to the Exchange Notes and the Beneficial Owners of a majority in aggregate principal amount of the Notes represented by such Global Security advise DTC to cease acting as depositary and DTC so advises in writing. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable in whole for definitive Exchange Notes in registered form of like tenor and of an equal aggregate principal amount, in denominations of $100,000 and integral multiples of $1,000 in excess of $100,000. Such definitive Exchange Notes shall be registered in the name or names of such person or persons as DTC shall instruct the Trustee. It is expected that such instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in such Global Security.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Potlatch believes to be reliable, but Potlatch does not take responsibility for the accuracy thereof.

Certificated Exchange Notes

  Subject to certain conditions, any person having a beneficial interest in the Global Securities may, upon request to the Trustee, exchange such beneficial interest for Exchange Notes in the form of certificated Exchange Notes. Upon any such issuance, the Trustee is required to register the certificated Exchange Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (1) Potlatch notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and Potlatch is unable to locate a qualified successor within 90 days or (2) Potlatch, at its option, notifies the Trustee in writing that it elects to cause the issuance of Exchange Notes in the form of certificated Exchange Notes under the Indenture, then, upon surrender by Cede, or its nominee, of Global Securities,

Exchange Notes in such form will be issued to each person that Cede, or its nominee, and DTC identify as being the beneficial owner of the related Exchange Notes.

  Neither Potlatch nor the Trustee will be liable for any delay by Cede, its nominee, or DTC in identifying the Beneficial Owners of Exchange Notes, and Potlatch and the Trustee may conclusively rely on, and will be protected in relying on, instructions from Cede, its nominee, or DTC for all purposes.

Year 2000

  The following information has been provided by DTC:

  DTC management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

  However, DTC's ability to perform its services properly is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to:
(1) impress upon them the importance of such services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

  According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

Same-Day Funds Settlement and Payment

  All payments of principal and interest on the Exchange Notes will be made by Potlatch in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Exchange Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Exchange Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Exchange Notes.

Restrictions on Secured Debt

  Potlatch covenanted in the Indenture that it will not, nor will it permit any Subsidiary to, create, assume or incur any Lien (except any existing on March 15, 1999, the date of the Indenture), upon any of its or their Principal Properties, whether owned at such date or thereafter acquired, as security for any Indebtedness without making effective provision, and Potlatch covenanted in the Indenture that in any such case effective provision will be made, whereby the Notes shall be secured equally and ratably with (or, at the option of Potlatch, prior to) any and all other obligations and Indebtedness thereby secured; provided, however, that the foregoing restriction shall not apply to:

  (a) Liens upon any property or assets owned by any Subsidiary when it became a Subsidiary;

  (b) Liens on any property or assets existing at the time of its or their acquisition and Liens on any property or assets acquired, constructed or improved which are created contemporaneously with or within 180 days after (or created pursuant to financing arrangements, a firm commitment for which is obtained within 180 days after) the completion of such acquisition, improvement or construction to secure or provide for payment of the purchase price of property or assets acquired or the cost of such construction or improvement, including Liens arising in connection with cross-border or defeased lease arrangements;

  (c) certain tax Liens or governmental charges and materialmens', mechanics', landlords' or other like Liens securing obligations not overdue or which shall be contested in good faith;

  (d) certain pledges or deposits;

  (e) any lease;

  (f) Liens to secure payments under any contract or statute, or to secure any Indebtedness incurred in financing the acquisition, construction or improvement of property subject thereto, including Liens on, and created or arising in connection with the financing of, certain facilities through the issuance of obligations by a state or local governmental unit;

  (g) easements or similar encumbrances, the existence of which does not materially impair the use of the Principal Property subject thereto for the purposes for which it is held or was acquired;

  (h) Liens arising out of any final judgment for the payment of money aggregating not in excess of $10,000,000, or Liens arising out of any judgments which are being contested in good faith;

  (i) Liens on Timberlands in connection with an arrangement under which Potlatch or a Subsidiary is obligated to cut or pay for timber in order to provide the Lienholder with a specified amount of money, however determined;

  (j) Liens created or assumed in the ordinary course of the business of exploring for, developing or producing oil, gas or other minerals (including borrowings in connection therewith) on, or on any interest in, or on any proceeds from the sale of property acquired for such purposes, production therefrom (including the proceeds thereof), or material or equipment located thereon; and

  (k) Liens to extend, renew or replace any Liens referred to in clauses (a) through (j) or this clause (k) or any Lien existing on the date of the Indenture.

  Notwithstanding the above, Potlatch or any Subsidiary may create, assume or incur any Lien that would otherwise be subject to the foregoing restriction, provided that at no time shall the aggregate amount of all outstanding obligations and Indebtedness secured by Liens that would otherwise be prohibited by the above, plus the aggregate amount of Attributable Debt in respect of sale and leaseback transactions described in the following paragraph (other than any such transactions to the extent that the cash portion of the net proceeds of the sale of such property shall have been applied in compliance with clause (b) of the following paragraph), exceed 10% of Consolidated Net Tangible Assets at the end of the immediately preceding fiscal year of Potlatch (Section 1005).

Restrictions on Sale and Leaseback Transactions

  Potlatch covenanted in the Indenture that it will not, and will not permit any Subsidiary to, directly or indirectly, sell or transfer (other than to Potlatch or a Subsidiary) any Principal Property (other than Principal Property sold or transferred to an industrial development corporation or state or local governmental unit in connection with a revenue or pollution control financing) owned on the date of the Indenture or thereafter acquired with the intention that Potlatch or any Subsidiary shall take back a lease thereof (other than a lease for a term of not more than three years, a lease entered into solely for tax purposes, or a cross-border or defeased lease arrangement) unless (a) proceeds of such sale shall at least be equal to the fair value (as determined in good faith by the Board of Directors) of such Principal Property, and either (b) an amount equal to the cash portion of the net proceeds of such sale shall be applied within 180 days either before or after the effective date of any such transaction (1) to the retirement of Funded Indebtedness (other than any thereof owed to Potlatch or any Subsidiary) or (2) to the purchase of property, facilities or equipment (other than the property, facilities or equipment involved in such sale) having a value at least equal to the cash portion of the net proceeds of such sale or (c) the property, facilities or equipment involved in such sale could have been subjected to a Lien to secure Indebtedness in a principal amount equal to the aggregate amount of Attributable Debt in respect of such sale without equally and ratably securing the Notes as described above under "Restrictions on Secured Debt" (Section 1006).

Certain Definitions

  "Attributable Debt" means, as to any particular lease (other than a cross-border or defeased lease arrangement) entered into after March 15, 1999, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof, discounted to present value as of such time in accordance with generally accepted accounting principles from the respective due dates thereof to such date.

  "Consolidated Net Tangible Assets" means the total amount of assets of Potlatch and its consolidated Subsidiaries (less applicable reserves) after deducting therefrom: (a) all current liabilities of Potlatch and its consolidated Subsidiaries (excluding intercompany items among Potlatch and its consolidated Subsidiaries and excluding any current liabilities constituting Funded Indebtedness by reason of being renewable or extendable and excluding deferred income taxes) and (b) goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, such assets and exclusions and deductions therefrom to be in such amounts, if any, as would appear on a consolidated balance sheet of Potlatch and its consolidated Subsidiaries as of the date of computation, prepared in accordance with generally accepted accounting principles applied on a consistent basis.

  "Indebtedness" of a corporation means any and all obligations for money borrowed which in accordance with generally accepted accounting principles would be included on the liabilities side of a balance sheet of such corporation as of the date on which such indebtedness was incurred.

  "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind.

  "Funded Indebtedness" means, with respect to any corporation, Indebtedness of such corporation if such Indebtedness shall be payable more than one year from the date of such computation or shall be extendable or renewable at the option of such corporation to a time more than one year after the date of computation; and all guarantees (direct or indirect) of such Indebtedness of others.

  "Principal Property" means (a) any building, structure or other facility in the United States used primarily for manufacturing, in each case the gross book value (without deduction of any depreciation reserves) of which on the date as of which the determination is being made shall exceed 10% of Consolidated Net Tangible Assets, and (b) any Timberlands in the United States owned in fee or under contract for the purchase of the fee by Potlatch or any Subsidiary other than such Timberlands in the aggregate not exceeding 10% of the Timberlands acreage in the United States owned in fee or under contract for the purchase of the fee by Potlatch or any Subsidiary on the date as of which any determination is made; provided, however, that the term "Principal Property" does not include any Timberlands, buildings, structures, facilities or any portion of any of the foregoing which, in the opinion of the Board of Directors of Potlatch, shall not be of material importance to the total business conducted by Potlatch and its Subsidiaries taken as an entirety; and provided, further, that the term "Principal Property" does not include any land, including without limitation Timberlands, designated by the Board of Directors as being held primarily for development or sale, or any land, including without limitation Timberlands, held for the exploitation of minerals or mineral rights.

  "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Potlatch or by one or more other Subsidiaries, or by Potlatch and one or more other Subsidiaries. For purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

  "Timberlands" means real property that contains standing timber which is (or upon completion of the growth cycle then in process is expected to become) of a commercial quantity and of merchantable quality.

Mergers and Sales of Assets by Potlatch

  Potlatch may not consolidate with or merge into any other corporation or transfer its properties and assets substantially as an entirety to any Person unless (a) the corporation formed by such consolidation or into which Potlatch is merged or the Person to which the properties and assets of Potlatch are so transferred shall be a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and shall expressly assume the payment of the principal of and interest (including liquidated damages, if any) on the Notes and the performance of the other covenants of Potlatch under the Indenture, (b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (c) such surviving corporation or such Person, as the case may be, shall not immediately thereafter have outstanding Indebtedness secured by any Liens not permitted by the Indenture or shall have secured the Notes equally and ratably with (or, at the option of Potlatch, prior to) any Indebtedness secured thereby (Section 801).

  Potlatch may not lease its properties and assets substantially as an entirety to any Person (Section 803).

Events of Default

  The Indenture defines an Event of Default with respect to the Notes as being any one of the following events:

  . default for 30 days in any payment of interest (including liquidated damages, if any) on any Note;

  .  default in the payment of principal of any Note when due;

  . default, for 60 days after appropriate notice, in performance of any other covenant or warranty in the Indenture; and

  .  certain events of bankruptcy, insolvency or reorganization.

  In case an Event of Default occurs and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of all of the outstanding Notes may declare the principal amount to be due and payable immediately (Sections 501 and 502).

  The Indenture requires Potlatch to file annually with the Trustee an officers' certificate as to whether there has been any default under the terms of the Indenture (Section 1008). The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or interest (including liquidated damages, if any)) if it considers such to be in the interest of the holders of the Notes (Section 602).

  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default occurs and is continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of the holders of the Notes unless such holders shall have offered to the Trustee reasonable indemnity (Section 603). Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the holders of a majority in aggregate principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes (Sections 512 and 603).

  No holder of any Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless:

  . such holder shall have previously given to the Trustee written notice of a continuing Event of Default;

  . the holders of at least 25% in aggregate principal amount of all of the outstanding Notes shall have made written request to the Trustee to institute such proceeding as Trustee;

  . such holder or holders shall have offered to the Trustee reasonable indemnity;

  . the Trustee shall have failed to institute such proceeding within 60 days after receipt of notice from such holders; and

  . the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request (Section 507).

  However, the holder of any Note will have an absolute right to receive payment of the principal of and interest on such Exchange Note when due and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such holder (Section 508).

Modification and Waiver

  Certain modifications and amendments of the Indenture may be made by Potlatch and the Trustee only with the consent of the holders of not less than a majority in aggregate principal amount of all of the outstanding Notes, provided that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby:

  . change the date when the principal of, or any installment of interest (including liquidated damages, if any) on, any such Note is due;

  . reduce the principal amount of or the rate of interest (including liquidated damages, if any) on any such Note;

  . change the place of payment where, or the coin or currency in which, any principal of and interest (including liquidated damages, if any) on any such Note is payable;

  . impair the right to institute suit for the enforcement of any such payment on or with respect to any such Note;

  . reduce the above-stated percentage of outstanding Notes the consent of the holders of which is necessary to modify or amend the Indenture; or

  . modify the foregoing requirements or reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults (Section 902).

  The holders of not less than a majority in aggregate principal amount of all of the outstanding Notes may on behalf of the holders of all Notes waive (1) compliance by Potlatch with certain restrictive provisions of the Indenture (Section 1009) or (2) compliance by Potlatch with any other provision of the Indenture, including a past default under the Indenture, except a default in the payment of the principal of or interest on any Note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected (Sections 513 and 902).

Defeasance of Notes or Certain Covenants

  Defeasance and Discharge. The Indenture provides that Potlatch shall be deemed to have paid and discharged all obligations in respect of the Notes (except for certain obligations to register the transfer or exchange of Notes to replace stolen, lost or mutilated Notes, to maintain paying agencies and hold money for payment in trust) on the 93rd day after the date of deposit with the Trustee, in trust, of money or U.S. Government Obligations, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay each installment of principal and interest on the Notes on the dates on which such principal or interest is due and payable, in accordance with the terms of the Indenture and the Notes. Such discharge may only occur if, among other things, Potlatch has received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, and in the same manner and at the same time, as would have been the case if such deposit, defeasance and discharge had not occurred (Section 403).

  Defeasance of Certain Covenants. The Indenture provides that Potlatch may elect to omit to comply with the restrictive covenants of the Indenture described above under "Restrictions on Secured Debt" and "Restrictions on Sale and Leaseback Transactions" if Potlatch deposits with the Trustee, in trust, money or U.S. Government Obligations, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay each installment of principal and interest on the Notes when due, in accordance with the terms of the Indenture and the Notes. Such a trust may only be established if, among other things, Potlatch has delivered to the Trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and will be subject to federal income tax on the same amount, and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred (Section 1007).

  Defeasance and Events of Default. In the event Potlatch omits to comply with certain covenants of the Indenture with respect to the Notes as described above and the Notes are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay the principal and interest on the Notes when due, but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, Potlatch will remain liable for such payments.

Certain Information Regarding the Trustee

  The Trustee serves as trustee under three other Indentures pursuant to which debt securities of Potlatch are outstanding. In addition, an affiliate of the Trustee acts as trustee for several tax-exempt revenue bonds issued by local governments in connection with the financing of certain capital projects of Potlatch.

Governing Law

  The Indenture and the Exchange Notes will be governed by the laws of the State of New York.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

  The following is a general discussion of certain United States federal tax consequences associated with the exchange of the Original Notes for the Exchange Notes pursuant to the exchange offer and disposition of the Exchange Notes. This summary applies only to a Beneficial Owner of Exchange Notes who acquired Original Notes at the initial offering from Salomon Smith Barney Inc. for the original offering price thereof and who acquires the Exchange Notes pursuant to the exchange offer. This discussion also assumes that the Exchange Notes will be held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. This discussion does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as banks and financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, or holders that will hold the Exchange Notes as part of a hedging transaction, straddle or conversion transaction. This discussion is based upon the United States federal income tax law now in effect, which is subject to change, possibly retroactively. Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding, and disposing of the Exchange Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

  For purposes of this discussion, a "U.S. Holder" means a holder of Exchange Notes that is either a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source, or a trust whose administration is subject to the primary supervision of a United States court and for which one or more United States persons have the authority to control all substantial decisions of the trust. A "Non-U.S. Holder" is a holder of Exchange Notes other than a U.S. Holder.

Exchange Offer

  The exchange of Original Notes for Exchange Notes pursuant to the exchange offer will not constitute a "significant modification" of the Original Notes for United States federal income tax purposes and, accordingly, the Exchange Notes received will be treated as a continuation of the Original Notes in the hand of such holder. As a result, there will be no United States federal income tax consequences to a U.S. Holder who exchanges Original Notes for Exchange Notes pursuant to the exchange offer, and any such holder will have the same adjusted tax basis and holding period in the Exchange Notes for United States federal income tax purposes as it had in the Original Notes immediately before the exchange.

Stated Interest

  The holders of Exchange Notes will include stated interest in gross income in accordance with their methods of accounting for tax purposes (including accrued, unpaid interest on the Original Notes to the date of the issuance of the Exchange Notes).

Disposition

  In general, a holder of Exchange Notes will recognize gain or loss upon the sale, exchange or other taxable disposition of the Exchange Notes measured by the difference between (1) the amount of cash and fair market value of property received (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as such) and (2) such holder's tax basis in the Exchange Notes. Any such gain or loss will generally be capital gain or loss, provided the Exchange Note was a capital asset in the hands of such holder, and will be long-term capital gain or loss with respect to Exchange Notes held for more than one year. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

  Under present United States federal income tax law, assuming certain certification requirements are satisfied (which include identification of the beneficial owner of the instrument), and subject to the discussion of backup withholding below:

       (a) payments of interest on the Exchange Notes to any Non-U.S. Holder will not be subject to United States federal income or withholding tax, provided that (1) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Potlatch entitled to vote, (2) the holder is not (i) a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business or (ii) a controlled foreign corporation that is related to Potlatch through stock ownership, and (3) such interest payments are not effectively connected with the conduct of a United States trade or business of the holder; and

       (b) a holder of Exchange Notes who is a Non-U.S. Holder will not be subject to the United States federal income tax on gain realized on the sale, exchange, or other disposition of Exchange Notes, unless (1) such holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met, or (2) the gain is effectively connected with the conduct of a United States trade or business of the holder.

  Under currently effective Treasury regulations, the certification requirements mentioned above generally require that either (1) the beneficial owner of Exchange Notes certify to Potlatch (or its paying agent) that such owner is a Non-U.S. Holder and provide such owner's name, address and taxpayer identification number, if any, or (2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the Exchange Note on behalf of the beneficial owner certify that such certificate has been received from the beneficial owner and a copy of such certificate is furnished to Potlatch (or its paying agent). The certification referred to above may be made on an Internal Revenue Service Form W-8 or a substantially similar substitute form.

  If a Non-U.S. Holder fails to satisfy the requirements described in (a) above, interest on the Exchange Notes generally will be subject to United States withholding tax at a 30% rate unless (1) an applicable income tax treaty provides for the reduction or elimination of such withholding tax or (2) such interest is considered to be effectively connected with a United States trade or business conducted by such holder.

  If interest on the Exchange Notes or gain realized on the disposition of the Exchange Notes is effectively connected with a Non-U.S. Holder's conduct of a United States trade or business, the Non-U.S. Holder generally will be subject to United States federal income tax (and generally not United States withholding tax) on such interest or gain in the same manner as if it were a U.S. Holder. If such Non-U.S. Holder is a foreign corporation, such foreign corporation's earnings and profits attributable to such effectively connected income (and subject to certain adjustments) may, in certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or if applicable, a lower treaty rate.

Information Reporting and Backup Withholding

  Potlatch will, where required, report to the holders of Exchange Notes and the Internal Revenue Service the amounts of any interest paid on the Exchange Notes in each calendar year and the amounts of federal tax withheld, if any, with respect to such payments. A noncorporate U.S. Holder may be subject to information reporting and to backup withholding at a rate of 31% with respect to payments of principal and interest made on Exchange Notes, or on proceeds of the disposition of Exchange Notes before maturity, unless such U.S. Holder provides a correct taxpayer identification number or proof of an applicable exemption, and otherwise complies with applicable requirements of the information reporting and backup withholding rules.

  Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to interest paid on the Exchange Notes to a Non-U.S. Holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of the Exchange Notes are subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-U.S. Holder status under penalties of perjury and provides its name and address or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Exchange Notes by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

  Any amount withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

New Treasury Regulations Applicable to Non-U.S. Holders

  On October 6, 1997, the United States Treasury Department issued final Treasury regulations governing information reporting and the certification procedures regarding withholding and backup withholding on certain amounts paid to Non-U.S. Holders after December 31, 1999. The new Treasury regulations would alter the procedures for claiming the benefits of an income tax treaty and may change the certification procedures relating to the receipt by intermediaries of payments on behalf of a beneficial owner of Exchange Notes. Prospective investors should consult their tax advisors concerning the effect, if any, of such new Treasury regulations on an investment in the Exchange Notes.

                              PLAN OF DISTRIBUTION

  Based on existing interpretations of the Securities Act by the staff of the SEC set forth in several no-action letters to third parties, and subject to the immediately following sentence, Potlatch believes that the Exchange Notes to be issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by the holders thereof (other than holders who are broker-dealers) without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of Original Notes who is an affiliate of Potlatch within the meaning of the Securities Act or who intends to participate in the exchange offer for the purpose of distributing the Exchange Notes, or any broker-dealer who purchased the Original Notes from Potlatch to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (1) will not be able to rely on the interpretations of the staff set forth in the above-mentioned no-action letters, (2) will not be entitled to tender its Original Notes in the exchange offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Original Notes unless the sale or transfer is made pursuant to an exemption from such requirements. Potlatch does not intend to seek its own no-action letter, and there can be no assurance that the SEC's staff would make a similar determination with respect to the Exchange Notes as it has in such no-action letters to third parties.

  Each holder of the Original Notes (other than each holder specified in the registration rights agreement) who wishes to exchange the Original Notes for Exchange Notes in the exchange offer will be required to represent that (1) it is not an affiliate of Potlatch within the meaning of the Securities Act, (2) the Exchange Notes to be received by it were acquired in the ordinary course of its business and (3) at the time of the exchange offer, it has not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes within the meaning of the Securities Act. In addition, in connection with any resales of Exchange Notes, any Participating Broker-Dealer who acquired the Original Notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. Based upon no-action letters from the SEC's staff to third parties, Potlatch believes that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Original Notes) with this prospectus. Under the registration rights agreement, Potlatch is required to allow Participating Broker-Dealers to use this prospectus in connection with the resale of such Exchange Notes for a period starting on the Expiration Date and ending on the close of business 180 days after the Expiration Date.

  Potlatch will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of Exchange Notes and any commissions or concessions received by any such Persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date, Potlatch will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. Potlatch will pay its own expenses incurred in connection in the performance of its obligations in the exchange offer other than commissions or concessions of any brokers or dealers and other than certain taxes and will indemnify the holders of the Exchange Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                      WHERE YOU CAN FIND MORE INFORMATION

  Potlatch Corporation files reports, proxy statements and other information with the SEC. You may read and copy any document Potlatch files at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois, and New York, New York or access such documents electronically on the internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, reports, proxy statements and other information about Potlatch are available for inspection at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois, 60605, and the Pacific Stock Exchange, 301 Pine Street,
San Francisco, California 94104.

  If Potlatch is not subject to the informational requirements of the Exchange Act, Potlatch will also provide to holders of the Notes reports and other information satisfying the requirements of Rule 144A(d)(4) in connection with resales of the Notes.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The following documents previously filed with the SEC are hereby incorporated by reference into this prospectus:

  (1) Potlatch's Annual Report on Form 10-K for the year ended December 31, 1998, and

  (2) Potlatch's Current Reports on Form 8-K dated January 28, 1999, March 31, 1999 and April 9, 1999.

  All documents filed by Potlatch pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the Exchange Notes shall be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from the date of filing thereof.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Potlatch will provide without charge to each person to whom a copy of this prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the documents incorporated by reference in this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing or by telephone to Potlatch Corporation, 601 West Riverside Ave., Suite 1100, Spokane, Washington, 99201, Attention: Secretary (telephone (509) 835-1500).

                                 LEGAL MATTERS

  The validity of the Exchange Notes offered hereby will be passed upon for Potlatch by Pillsbury Madison & Sutro LLP, San Francisco, California. Toni Rembe, a member of Pillsbury Madison & Sutro LLP, is a director of Potlatch and at December 31, 1998, owned 3,378 shares of Potlatch's Common Stock.

                                    EXPERTS

  The consolidated financial statements and schedule of Potlatch as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein in reliance upon the report, incorporated by reference herein, of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $100,000,000

                              Potlatch Corporation

                         6.25% Notes due March 15, 2002

                                   --------

                                 EXCHANGE OFFER

                                 April 30, 1999

                                   --------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------